Exploration and Option to Enter Operating Agreement

This Exploration and Option to Enter Operating Agreement ("Agreement") is made effective as of January 1, 2008 (the "Effective Date") by and between Allied Nevada Gold Holdings LLC, a Nevada limited liability company ("Allied"), and Tornado Gold International Corp., a Delaware corporation ("Tornado").

Recitals

A. Allied owns certain unpatented mining claims which are located in various counties in Nevada, and which are more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement.

B. The unpatented mining claims were formerly owned by Carl Pescio and Janet Pescio (collectively "Pescio") and Allied is the successor-in-interest of Pescio.

C. Pescio and Tornado are parties to fourteen (14) Exploration and Option to Purchase Agreements (collectively the "Tornado Agreements") in accordance with which Pescio leased the unpatented mining claims to Tornado and granted to Tornado the option to purchase the unpatented mining claims subject to the Tornado Agreements. Pescio and Golden Cycle Gold Corporation, a Colorado corporation ("GCG"), are parties to the Mining Claims Purchase and Royalty Agreement With Option to Terminate Operations and Obligations (the "Illipah Agreement"). GCG assigned the Illipah Agreement to Tornado pursuant to the Letter Agreement dated August 23, 2006, between GCG and Tornado (the "GCG Assignment"). The Tornado Agreements and the Illipah Agreement are collectively referred to in this Agreement as the "Existing Agreements." The Existing Agreements and the unpatented mining claims subject to them are described in Exhibit A.

D. Allied and Tornado have signed a letter dated September 24, 2007 (the "Letter of Intent"), in accordance with which Allied and Tornado agreed, among other things, that the Existing Agreements would be terminated and superseded by a definitive agreement incorporating the terms and conditions of the Letter of Intent for Tornado's acquisition of an interest in the unpatented mining claims.

E. Allied and Tornado have exchanged correspondence concerning their agreement to amend the Letter of Intent to apply only to the Illipah Project and NT Green Project described in Exhibit A.

F. Allied and Tornado desire to formalize the definitive agreement contemplated in the Letter of Intent, as amended, and their subsequent communications.

Now, therefore, in consideration of their covenants and promises in this Agreement,

Allied and Tornado agree:

1. **Definitions.** The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1 "Allied" means Allied Nevada Gold Holdings LLC, a Nevada limited liability company, and its successors and assigns.

1.2 "Area of Interest" means the lands within the one (1) mile of the exterior boundaries of the unpatented mining claims which constitute the Property as of the Effective Date. This Section shall apply only to interests and rights which are in the Area of Interest, except that this Section shall apply to the entirety of any unpatented mining claim located by a party any part of which unpatented mining claim is within the Area of Interest.

1.3 "Existing Agreements" means collectively the Illipah Agreement and the Tornado Agreements.

1.4 "Expenditures" means all costs incurred on or for the benefit of the Property for Exploration and Development Work pursuant to this Agreement, including but not limited to: (a) salaries, wages and costs of benefits, labor overhead expenses and travel and living expenses for Tornado's employees employed directly on or for the benefit of the Property; (b) costs and expenses of equipment, machinery, materials and supplies; (c) all payments to contractors for work on or for the benefit of the Property; (d) costs of sampling, assays, metallurgical testing and analyses and other costs incurred to determine the quantity and quality of minerals on the Property; (e) costs incurred to apply for and obtain approvals, consents, licenses, permits and rights-of-way and other similar rights in connection with activities on the Property; (f) expenses and payments of rentals, bonuses, minimum advance royalties and other payments pursuant to any agreements entered into by Tornado to acquire interests within the Area of Interest; (g) costs and expenses of performance of annual assessment work and the filing and recording of proof of performance of annual assessment work, if required to be performed; (h) costs and expenses of recording of proof of payment of federal annual mining claim maintenance fees; (i) all taxes and assessments levied against the Property; (j) costs incurred in the examination of and curative actions taken concerning title to the Property; and (k) costs incurred to acquire new unpatented mining claims or other interests in the area governed by this Agreement.

1.5 "Exploration and Development Work" means all activities directed toward ascertaining the existence, location, quantity, quality, or commercial value of deposits of minerals on the Property.

1.6 "GCG" means Golden Cycle Gold Corporation, a Colorado corporation, and its successors and assigns.

1.7 "GCG Assignment" means the Letter Agreement between GCG and Tornado dated August 23, 2006.

1.8 "GCG Royalty" means the two percent (2%) net smelter returns production royalty payable to GCG pursuant to the GCG Assignment.

1.9 "Joint Venture" means a joint venture business arrangement entered into by the parties pursuant to Section 8.

1.10 "Project" means singly each of the groups of unpatented mining claims subject to the Existing Agreements for the Illipah Project (the "Illipah Project") and the NT Green Project (the "NT Green Project") as described in Exhibit A.

1.11 "Property" means the unpatented mining claims which are part of the Illipah Project and the NT Green Project described in Exhibit A and all other easements, licenses, mineral interests, mineral royalty interests, rights-of-way, surface use rights and interests in real property which are acquired and held subject to this Agreement, including any of the same acquired in the Area of Interest in accordance with Section 1.2. The Property includes only the unpatented mining claims described in Exhibit A as being part of the Illipah Project and the NT Green Project and additional unpatented mining claims located by the parties in the Area of Interest during the term of this Agreement.

1.12 "Surrendered Agreements" means the Existing Agreements, except the Existing Agreements for the Illipah Project and the NT Green Project. The Surrendered Agreements shall be terminated and released in accordance with Section 26.

1.13 "Tornado" means Tornado Gold International Corp., a Delaware corporation, and its successors and assigns.

2. Allied's Representations and Warranties. Allied makes the following covenants, representations and warranties all of which shall survive termination of this Agreement or Tornado's exercise of its option to enter Mining Venture Agreement in accordance with Section 8:

2.1 Allied represents that it is in possession of the Property, and Allied has delivered to Tornado all information concerning title to the Property in Allied's possession or control.

2.2 With respect to the unpatented mining claims included in the Property which were located by Allied itself, except as provided in Exhibit A and subject to the paramount title of the United States, Allied represents as follows: (a) the unpatented mining claims were properly laid out and monumented; (b) the location notices and certificates were properly recorded and filed with appropriate governmental agencies; (c) if required to have been performed under applicable law, the work believed in good faith by the owners of the unpatented mining claims to comply with the annual assessment work requirements under applicable federal laws and regulations has been performed; (d) all affidavits of annual assessment work, notices of intent and other filings required to maintain the claims in good standing have been properly and timely recorded or filed

with appropriate governmental agencies; (e) the claims are free and clear of defects, liens and encumbrances arising by, through or under Allied; (f) the Federal annual mining claim maintenance fees necessary to assure the good standing of the unpatented mining claims until September 1, 2008, have been paid timely to the Bureau of Land Management; and (g) all affidavits of assessment work and notices of intent to hold recordings required by the laws of the State of Nevada have been timely and properly made to hold the unpatented mining claims through September 1, 2008. Nothing in this Section 2.2, however, shall be deemed to be a representation or a warranty that any of the unpatented mining claims contains a discovery of minerals. With respect to those unpatented mining claims which were not located by Allied, but which are described in Exhibit A and which are included within the Property, Allied makes the representations and warranties in (a) and (c) to the best of its knowledge and belief.

2.3 Except as described in Exhibit A, Allied represents that with respect to the Property there are no pending or, to its knowledge, threatened actions, administrative investigations, suits, claims or proceedings.

2.4 Allied represents and warrants that it is a limited liability company organized and in good standing in its jurisdiction of organization and that it is qualified to do business and is in good standing in the states where necessary in order to carry out the purposes of this Agreement.

2.5 Allied represents and warrants: (a) it has the capacity to enter into and to perform this Agreement and all actions required to authorize Allied to enter into and perform this Agreement have been properly taken; (b) that Allied will not breach any other agreement or arrangement by entering into or performing this Agreement; and (c) that Allied has properly executed this Agreement and that this Agreement is Allied's valid and binding legal obligation enforceable in accordance with its terms.

2.6 Allied represents and warrants that it is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

3. Tornado's Representations and Warranties.

3.1 Tornado represents and warrants that it is a corporation duly incorporated and in good standing in its jurisdiction of incorporation and that it is qualified to do business and is in good standing in the states where necessary in order to carry out the purposes of this Agreement.

3.2 Tornado represents and warrants: (a) that it has the capacity to enter into and to perform this Agreement and all corporate and other actions required to authorize Tornado to enter into and perform this Agreement have been properly taken; (b) that Tornado will not breach any other agreement or arrangement by entering into or performing this Agreement; and (c) that Tornado has properly executed this Agreement and that this Agreement is Tornado's valid and binding legal obligation enforceable in accordance with its terms.

3.3 The GCG Assignment has not been amended, released or terminated.

3.4 Tornado represents and warrants that it is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

4. Tornado's Exploration Rights and Obligations; Illipah Project.

4.1 Allied gives and grants to Tornado the right to enter on the Property and conduct Exploration and Development Work during the term of this Agreement, subject to the terms of this Agreement. The foregoing grant from Allied to Tornado shall be exclusive to the extent Allied has the legal authority to grant such an exclusive right. To the extent that Allied has surface, access and water rights relating to the Property and to the extent permitted by law, Allied grants Tornado the license to use such rights.

4.2 During the term of this Agreement, the parties obligations and rights under the Illipah Agreement shall be superseded and the time for the parties' performance of their obligations under the Illipah Agreement shall be tolled, including, specifically, Tornado's right to purchase the Illipah Project and Tornado's obligation to maintain the unpatented mining claims which are part of the Illipah Project. Tornado's rights to enter on, explore for minerals on and develop the Illipah Project shall be governed by this Agreement during its term. The foregoing provisions shall not be effective after the first to occur of (a) GCG's release and termination of its rights in and under the Illipah Agreement and the GCG Assignment, in which case the Illipah Agreement and the GCG Assignment shall terminate; (b) the termination of this Agreement; or (c) the formation of a Joint Venture between Allied and Tornado for the Illipah Project pursuant to Section 8, in which case the provisions below in this Section shall govern.

Tornado shall have the right to negotiate with GCG an agreement for the amendment of the terms of or the release and termination of the Illipah Agreement and the GCG Assignment, subject to Allied's approval of the terms of any such amendment or agreement.

If Tornado elects to surrender the Illipah Project and release it from this Agreement and at such time the Illipah Agreement and GCG Assignment have not been released or terminated, the Illipah Agreement shall become effective immediately and Tornado shall perform the obligations which subsequently accrue under the Illipah Agreement.

If GCG and Tornado enter an agreement for the surrender and release of the GCG Assignment and GCG's rights under the GCG Assignment, the Illipah Agreement shall be released and terminated concurrently and Tornado's rights in the Illipah Project shall be governed exclusively by this Agreement, provided, however, that the two percent (2%) net smelter returns production royalty payable to Allied by Tornado, as a successor-in-interest of GCG under the Illipah Agreement, shall remain effective as provided in the Illipah Agreement.

If the parties form a Joint Venture for the Illipah Project in accordance with Section 8, the Joint Venture shall assume and perform the obligation to pay Allied's two percent (2%) net smelter returns production royalty.

The parties acknowledge that pursuant to the GCG Assignment Tornado is obligated to pay GCG a production royalty equal to two percent (2%) of the net smelter returns form the production of minerals on the Illipah Project. During the first year of this Agreement, Tornado shall have the exclusive right to acquire or otherwise cause the release and termination of the GCG Royalty. After the first anniversary of the Effective Date, during the term of this Agreement each of Allied and Tornado shall have the right to acquire or otherwise cause the release and termination of the GCG Royalty. If either Allied or Tornado acquires the GCG Royalty during the term of this Agreement, the GCG Royalty shall remain a burden on the Illipah Project and, if the parties form a Joint Venture pursuant to Section 8, the Joint Venture shall be obligated to pay the GCG Royalty to its holder. The rights of Allied or Tornado, as applicable, in the GCG Royalty shall be subject to the preemptive purchase right provided in the Operating Agreement entered by the parties pursuant to Section 8. Effective immediately on Tornado's election to form a Joint Venture pursuant to Section 8, the Joint Venture shall have the exclusive right to acquire or otherwise cause the release or termination of the GCG Royalty.

5. **Term.** The term of this Agreement shall begin on the Effective Date and shall continue to and until the fifth (5th) anniversary of the Effective Date, unless sooner accelerated, terminated or extended as provided in this Agreement.

6. **Tornado's Exploration and Development Work Obligations.**

6.1 **Tornado's Annual Expenditure Obligations.** Subject to Tornado's right (a) to accelerate performance of its obligations under this Section; (b) to terminate this Agreement as provided in Section 14; and (c) Tornado's right to extend the time for performance of its obligations as provided in Section 16, Tornado agrees to incur Expenditures for Exploration and Development Work in accordance with the following schedule:

Performance Date	**Annual Amount**
On or before December 31, 2008	$ 150,000.00
On or before December 31, 2009	$ 200,000.00
On or before December 31, 2010, and December 31 of each succeeding year during the term of this Agreement	$ 400,000.00

Tornado's obligation for Expenditures for Exploration and Development Work on or before the first anniversary of the Effective Date is a firm commitment and is unconditional.

6.2 **Credit for Previous Expenditures.** Tornado's Expenditures incurred before the Effective Date shall be credited to Tornado's account under this Agreement and shall be

allocated to each project as described in Exhibit B attached to and by this reference incorporated in this Agreement. The parties agree that the amount of the credit shall not exceed $500,000.00 or more than $250,000.00 of such credit shall be applied to any single Project.

6.3 Excess Annual Expenditures. Expenditures incurred by Tornado during any annual period in excess of the prescribed Expenditures for the annual period shall be credited in Tornado's favor against subsequent its Expenditure obligations.

6.4 Deficiencies in Expenditures. If during any year of this Agreement Tornado does not incur Expenditures in the amount prescribed in Section 6.1, Tornado, at its option, exercisable in Tornado's sole and exclusive discretion, may elect to pay Allied an amount equal to the difference between the Expenditures actually incurred and the amount described above for the annual period. In such cases, Tornado shall be deemed to have incurred the Expenditures for the annual period for which Tornado makes such payments.

6.5 Management of Expenditures. Tornado shall manage Exploration and Development Work on the Property during the term of this Agreement, provided that Tornado shall confer not less than quarterly with Allied concerning Tornado's proposed Exploration and Development Work activities on the Property. Tornado shall provide to Allied not less frequently than quarterly a description of the Expenditures made by Tornado, and Allied shall have the right, during business hours and on reasonable advance notice to Tornado, to audit and inspect Tornado's records relating to such Expenditures.

7. Payments. As consideration for this Agreement, Tornado has paid to Allied and shall pay to Allied the sums described below:

Date	**Amount**
Paid by Tornado on February 6, 2008	$ 100,000.00
Payable on June 30, 2008 and on June 30 of each succeeding year during the term of this Agreement	$ 70,000.00

The parties acknowledge that the payments payable beginning on June 30, 2008, are intended to compensate Allied for the federal annual mining claim maintenance fees, county recording fees and other fees payable for the maintenance of the Property. The parties agree that if such fees are increased, additional fees are assessed or additional properties are made subject to this Agreement, the amount of the annual payments described above shall be increased accordingly.

The annual payment due on June 30 of each year during the term of this Agreement shall be adjusted if on or before June 30 Tornado notifies Allied that Tornado intends to surrender any of the unpatented mining claims which comprise the Property. If on or before June 30 of any year during the term of this Agreement Tornado notifies Allied that Tornado intends to surrender any of the unpatented mining claims subject to this Agreement, the amount of the annual

payment for such year shall be reduced by the amount of the federal annual mining claim maintenance fees, county recording fees and other fees otherwise assessed on or payable for the surrendered unpatented mining claims.

The payments prescribed in this Section shall not be considered Expenditures under this Agreement.

8. Tornado's Option to Form Mining Joint Venture.

8.1 Tornado's Option to Acquire Interests in Projects. In consideration of Tornado's obligations under this Agreement, including performance of the Exploration and Development Work Expenditure obligations and the payments prescribed in Section 7, Allied grants to Tornado, and Tornado shall have, the option and right, exercisable in Tornado's sole and exclusive discretion, to earn and vest an undivided sixty percent (60%) interest in each Project and to form a joint venture (the "Joint Venture") for the management and ownership of each Project in respect of which Tornado elects to exercise the option and closes the option. Tornado shall have the right to exercise the option in respect of a Project when Tornado has incurred and paid Expenditures in the amount of One Million Five Hundred Thousand Dollars ($1,500,000.00) for the Project. Tornado shall deliver notice to Allied of Tornado's completion of the Exploration and Development Work Expenditure obligation in the sum of One Million Five Hundred Thousand Dollars ($1,500,000.00) within thirty (30) days after such completion.

8.2 Formation of Joint Venture. On Tornado's performance of its Exploration and Development Work Expenditure obligations for a Project and Tornado's exercise of its option to form a Joint Venture for such Project, Allied and Tornado will execute and deliver to each other a definitive mining venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC in the form of the Operating Agreement ("Operating Agreement") marked as Exhibit C attached to this Agreement, which shall incorporate the terms and conditions prescribed in this Section 8. On the parties' execution of the Operating Agreement for a Project, this Agreement shall not apply to the Project, except in respect of any accrued, but unperformed obligations under this Agreement, and the Project shall no longer be part of the Property. Subject to the parties' elections under Sections 8.3, 8.4 and 8.5, Tornado's participating interest in the Joint Venture shall be sixty percent (60%) and Allied's participating interest shall be forty percent (40%) and Tornado's Initial Contribution to the Joint Venture shall be $1,500,000.00 and Allied's Initial Contribution to the Joint Venture shall be deemed to be $1,000,000.00.

8.3 Allied's Back-in Right. On Allied's receipt of Tornado's notice of Tornado's completion of its Exploration and Development Work Expenditure obligations for a Project and its election to enter a Joint Venture for the Project, Allied shall have the right (the "Back-in Right") to acquire a sixty percent (60) participating in the Joint Venture. Allied shall have ninety (90) days following its receipt of Tornado's notice during which to elect to exercise the Back-in Right by delivering written notice of Allied's election. If Allied does not timely elect to exercise the Back-in Right, the Back-in Right for the project shall be irrevocably terminated and, subject

to Section 8.5 below, Tornado's participating interest in the Joint Venture shall be sixty percent (60%) and Allied's participating interest in the Joint Venture shall be forty percent (40%). If Allied timely exercises the Back-in Right, it shall pay to Tornado the amount equal to one hundred fifty percent (150%) of Tornado's actual Exploration and Development Work Expenditures for the Project (the "Back-in Right Price"). Allied shall deliver payment of the Back-in Right Price to Tornado with Allied's notice of its election to exercise the Back-in Right. If Allied timely exercises the Back-in Right and pays the Back-in Right Price to Tornado, Allied shall have a sixty (60%) participating interest in the Joint Venture and Tornado shall have a forty percent (40%) participating interest in the Joint Venture. Allied's Initial Contribution to the Joint Venture shall be the amount of the Back-in Price and Tornado's Initial Contribution shall be deemed to be the amount equal to the Back-in Price multiplied by 40/60. Additionally, Allied shall have the right to increase its participating interest in accordance with Section 8.4 below.

8.4 Allied's Right to Acquire Additional Participating Interest. If Allied exercises and closes the Back-in Right, at any time within one (1) year following Tornado's completion of its Exploration and Development Work Expenditure obligations for the applicable Project, Allied shall have the option and right to elect to increase its participating interest under the Operating Agreement by an additional fifteen percent (15%) to a total of seventy-five percent (75%) by agreeing to prepare and bear the costs of preparation of a feasibility report for the Project. The feasibility report must be based on sound engineering principles and mine operating criteria generally acceptable under United States mining industry practices and standards for projects in similar operating environments and in a form acceptable to mine lending institutions for the purpose of financing mine construction, if warranted ("Allied's Additional Contribution"). During its performance of Allied's Additional Contribution, Allied shall bear all costs of maintaining the Project. If after Tornado's completion of its Exploration and Development Work Expenditure obligations for the Project and before Allied exercises the option and right described in this Section Tornado contributes to Exploration and Development Work Expenditures for the Project, Allied shall within five (5) business days following its election to exercise the option and right reimburse Tornado for its contributions. If Allied elects to increase its interest in the Joint Venture to seventy-five percent (75%) and performs Allied's Additional Contribution, for purposes of calculating dilution under the Operating Agreement for the Project, Allied's Initial Contribution shall be the sum of the Back-in Right Price plus the cost of preparation of the feasibility report. In such case, Tornado's Initial Contribution shall be deemed to be the amount equal to Allied's Initial Contribution, as determined in accordance with this Section, multiplied by 25/75. If Allied does not complete the feasibility report on or before three (3) years after Allied's delivery of notice of its election to increase its participating interest, Allied's right to increase its participating interest pursuant to this Section shall terminate and its participating interest shall remain sixty percent (60%). In such case, Allied's Initial Contribution under the Operating Agreement shall be the sum of the Back-in Right Price plus Allied's Expenditures incurred while attempting to prepare the feasibility report and Tornado's Initial Contribution under the Operating Agreement shall be deemed to be the amount of Allied's Initial Contribution, as determined in accordance with this Section, multiplied by 40/60.

8.5 Tornado's Right to Acquire Additional Participating Interest. If Allied does

not exercise the Back-in Right pursuant to Section 8.3, at any time within one hundred eighty (180) days following Tornado's completion of its Exploration and Development Work Expenditure obligations for a Project, Tornado shall have the option and right to elect to increase its participating interest under the Operating Agreement by an additional fifteen percent (15%) to a total of seventy-five percent (75%) by agreeing to prepare and bear the costs of preparation of a feasibility report for the Project. The feasibility report must be based on sound engineering principles and mine operating criteria generally acceptable under United States mining industry practices and standards for projects in similar operating environments and in a form acceptable to mine lending institutions for the purpose of financing mine construction, if warranted ("Tornado's Additional Contribution"). During its performance of Tornado's Additional Contribution, Tornado shall bear all costs of maintaining the Project. If after Tornado's completion of its Exploration and Development Work Expenditure obligations for the Project and before Tornado exercises the option and right described in this Section Allied contributes to Exploration and Development Work Expenditures for the Project, Tornado shall within five (5) business days following its election to exercise the option and right reimburse Allied for its contributions. If Tornado elects to increase its interest in the Joint Venture to seventy-five percent (75%) and performs its Additional Contribution, for purposes of calculating dilution under the Operating Agreement Tornado's Initial Contribution shall be the sum of $1,500,000.00 plus the cost of preparation of the feasibility report. In such case, Allied's Initial Contribution shall be deemed to be the amount equal to Tornado's Initial Contribution, as determined in accordance with this Section, multiplied by 25/75. If Tornado does not complete the feasibility report on or before three (3) years after Tornado's delivery of notice of its election to increase its participating interest, Tornado's right to increase its participating interest pursuant to this Section shall terminate and its participating interest shall remain sixty percent (60%). In such case, Tornado's Initial Contribution under the Operating Agreement shall be the sum of $1,500,000 plus Tornado's Expenditures incurred while attempting to prepare the feasibility report and Allied's Initial Contribution under the Operating Agreement shall be deemed to be the amount of Tornado's Initial Contribution, as determined in accordance with this Section, multiplied by 40/60.

8.6 Project Costs. Subject to Sections 8.4 and 8.5, after Tornado has completed its Initial Contribution, the parties shall contribute to future Expenditures for the Project ("Project Costs") in accordance with their respective participating interests as prescribed in the Operating Agreement.

8.7 Dilution of Participating Interest. If at any time a party's participating interest is diluted to a level below ten percent (10%), such diluted party shall be deemed to have withdrawn from the Joint Venture and the diluted party's participating interest shall be deemed to have accrued automatically to the non-diluted party in the manner prescribed in the Operating Agreement. The diluting party shall be entitled to and the Joint Venture shall grant a mineral production royalty equal to ten percent (10%) of the net profits from the production of minerals from the Project, provided, however, that if there are more than two (2) members of the Joint Venture and two (2) or more of the members are diluted parties, the aggregate mineral production royalty shall never exceed ten percent (10%) of the net profits which shall be

allocated in equal shares to the diluted parties.

8.8 Initial Manager of Joint Venture. Tornado shall be the initial manager of the Joint Venture and shall have control of the activities and operations of the Joint Venture. If Allied exercises and closes the Back-in Right, Allied shall be the initial manager of the Joint Venture.

8.9 Management Committee. A Management Committee shall be established and each party shall have one (1) representative on the Management Committee. The Management Committee shall meet periodically, and not less than two (2) times annually. Each party shall entitled to vote on matters before the Management Committee in the proportion of its participating interest. Matters submitted to the Management Committee shall be determined by a vote of the majority of the participating interests.

8.10 Assignments of Interests. Each party to the Operating Agreement shall have the right to assign its interest in the Joint Venture to any parent or subsidiary corporation or limited liability company. If a party intends to assign its interest in the Joint Venture to an unaffiliated third party, such party's right to assign all or any portion of its participating interest to the third party shall be subject to a right of first refusal in favor of the other party to the Operating Agreement. Any assignment to a third party shall be conditioned upon the third party's assumption of the obligations of the assigning party under the Operating Agreement.

9. Title. On Tornado's request, Allied will make available to Tornado such abstracts of title and other title records pertaining to the Property which Allied may have. Tornado may investigate and cure as it elects any defects in the title to the patented lands and the unpatented mining claims or the location, recordation or filing of the unpatented mining claims which comprise the Property, and Allied agrees to cooperate fully with the curing of the deficiencies at Tornado's expense. Tornado's title curative expenses shall be qualified Exploration and Development Work Expenditures.

The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws, as amended, repealed or superseded, shall be part of the Property and shall be subject to this Agreement. If pursuant to any amendment of the mining laws, Allied is granted the right to convert its interest in the unpatented mining claims which comprise the Property to a lease, license, permit or other right or interest, all such rights or interests shall be deemed to be part of the Property subject to this Agreement. In such case, the parties shall execute and deliver an addendum to this Agreement, in recordable form, which provides that all such converted rights or interests are part of the Property and are subject to this Agreement.

If the United States or any third party attacks the validity of the mining claims which are part of the Property, Tornado shall have no obligation to defend their validity unless the attack is based on Tornado's failure to maintain the validity of such mining claims. If Tornado elects not

to defend the validity of any of the unpatented mining claims which are part of the Property, it shall notify Allied and Allied, at its election, may defend any such attack on the mining claims. If Allied successfully defends against such an attack on the validity of the mining claims, Allied's expenditures shall be considered Exploration and Development Work Expenditures and Tornado shall be obligated to reimburse Allied for the amount of the same. Tornado shall not be required to defend any attack based upon any change in law effective after the Effective Date of this Agreement.

10. Maintenance of Property. Allied shall pay the Federal annual mining claim maintenance fees required to be paid for the unpatented mining claims which are part of the Property for the assessment year ending September 1, 2008, and for every succeeding assessment year during which Tornado continues this Agreement within sixty (60) days before the applicable statutory or regulatory deadline for payment of the federal annual mining claim maintenance fees for the succeeding assessment year. Allied shall provide to Tornado proof of payment of the federal annual mining claim maintenance fees not less than thirty (30) days before the statutory or regulatory deadline.

Allied shall perform all assessment work on or for the Property if required under applicable Federal and state laws and regulations, and Allied shall prepare and record notices of intent to hold the unpatented mining claims subject to this Agreement not less than thirty (30) days before the applicable statutory or regulatory deadline. Allied shall provide to Tornado proof of recording of the notice of intent not less than fifteen (15) days before the statutory or regulatory deadline for recording.

Upon Allied's failure to provide timely proof of performance of its obligations under this Section, Tornado may take the actions necessary to perform such obligations and make such payments, although Tornado shall have no obligation to do so. The Allied shall reimburse Tornado for the costs of any such performance or payment within ten (10) days after Allied's receipt of notice that Tornado has performed or paid such obligations.

11. Communications With Allied and Inspection. Allied and its agents, employees and representatives at any reasonable time and on advance notice to Tornado may enter the Property for inspection, but any such entry shall be at Allied 's own risk and Allied shall defend, indemnify and hold Tornado harmless against and from any damage, loss or liability by reason of injury to Allied or its agents, representatives or employees while on the Property, except damage, loss or injury arising from the negligence or misconduct of Tornado or its employees or agents. Tornado and Allied shall meet at regular intervals as requested by Allied (not less frequently than quarterly) in order for Tornado to report to Allied on the status and progress of the Exploration and Development Work and Tornado's plans for future operations on the Property. Tornado shall quarterly provide Allied an opportunity for Allied to inspect all Exploration and Development Work data and information and shall deliver to Allied copies of all exploration plans and progress reports concerning Exploration and Development Work and engineering or other studies and reports developed by Tornado or its agents and consultants concerning the Property, provided, however, that Tornado shall have no obligation to deliver to Allied

Tornado's confidential or proprietary business, financial or investment plans or reports not directly relating to the Exploration and Development Work. Tornado shall promptly communicate to Allied any extraordinary results obtained from operations upon receipt of the results and shall prepare and deliver to Allied reports on operations that have been conducted, but that have not previously been reported upon promptly after being requested to do so by Allied.

12. **Compliance with Laws.** Tornado shall perform all Exploration and Development Work in compliance with all applicable federal, state and local laws, rules and regulations, including, without limitation, such laws, rules and regulations pertaining to social security, unemployment compensation, wages and hours and conditions of labor, and environmental laws, and Tornado shall defend, indemnify and hold Allied, its officers, directors, employees, Affiliates, successors, and assigns harmless from and against payment of any damages or penalties occasioned by Tornado's failure to comply with said laws. The foregoing indemnity obligations shall survive the termination of this Agreement.

13. **Indemnification, Insurance and Prevention of Liens.** Tornado shall keep the Property free of all liens and encumbrances arising from its operations and will defend, indemnify and save harmless Allied against and from any damage, loss or liability by reason of injury to person or damage to property as the result of its operations during the term of this Agreement, except as provided in Section 11 above. Tornado may contest the validity of any lien on the Property, and the existence of any such lien shall not be deemed a default under this Agreement if contested by Tornado, unless the lien is finally adjudicated to be valid and not discharged by Tornado. Tornado may not create or grant any claim, encumbrance or lien against the Property to secure Tornado's indebtedness to any third party without Allied's prior written consent.

Tornado shall provide, maintain and keep in force comprehensive all risk, public liability insurance against claims for personal injury, including, without limitation, bodily injury, death or property damage occurring on, in or about the Property, such insurance to afford immediate minimum protection to a limit of not less than One Million Dollars ($1,000,000.00) with respect to personal injury or death to any one or more persons or damage to property. Tornado shall on Allied's request furnish to Allied a certificate of all policies of required insurance which shall identify Allied as a named or additional insured. Each policy shall contain a provision that the policy will not be cancelled or materially amended, which terms shall include any reduction in the scope or limits of coverage, without at least fifteen (15) days' prior written notice to Allied. If Tornado fails to provide, maintain, keep in force or deliver and furnish to Allied the policies of insurance required under this Section, Allied may, but is not obligated to, procure such insurance or single-interest insurance for such risks covering Allied's interest and Tornado shall promptly reimburse Allied for all costs incurred by Allied to obtain the insurance.

Tornado's accrued obligations under this Section shall survive termination of this Agreement and exercise of its option to enter a Joint Venture for any Project.

14. **Surrender of Property and Termination by Tornado.**

14.1 Partial Surrender of Mining Claims. During the term of this Agreement, Tornado may at any time surrender any unpatented mining claims which constitute part of the Property. If Tornado intends to surrender any unpatented mining claims, it shall give written notice to Allied and shall deliver a written release in form acceptable for recording of Tornado's interest in the surrendered unpatented mining claims. After Tornado's surrender, Tornado shall have no right, title or interest in any of the surrendered unpatented mining claims. If Tornado delivers notice of surrender of an unpatented mining claim before June 30 of any year, the annual payment for such year prescribed in Section 6 shall be adjusted as provided in Section 6.

14.2 Termination. Tornado may terminate this Agreement at any time. Termination of this Agreement shall be effective on Tornado's delivery of notice to Allied, unless Tornado's termination notice recites a later date. If Tornado terminates this Agreement, except by its election to enter a Joint Venture for a Project as provided in Section 8, Tornado shall perform the following obligations:

14.2.1 Tornado shall make all payments and take all other actions necessary to ensure that at the date of such termination and without any action by Allied the Property shall be in good standing on the date of termination.

14.2.2 Tornado shall deliver to Allied copies of any and all title, geological, metallurgical, exploration, assay and engineering reports and data pertaining to the Property or related to operations (including those in digital form), and splits of mineral samples and drill cores, which have not been previously delivered to Allied. Tornado shall have no obligation to deliver to Allied any database or software which Tornado holds, owns or possesses in accordance with a license or other agreement which prohibits or restricts Tornado's authority to deliver copies of the same to any third party.

14.2.3 Tornado shall, at Tornado's sole expense, perform or secure the performance of all reclamation and remediation relating to Tornado's operations on the Property during the term of this Agreement as required by all applicable laws and regulations.

14.2.4 On Tornado's receipt of Allied's request, Tornado shall remove all of its materials, supplies and equipment from the Property; provided, however, that Allied may retain or, at Tornado's cost, dispose of any such materials, supplies or equipment not removed from the Property within one hundred and eighty (180) days of Tornado's receipt of Allied's request.

14.2.5 Tornado shall perform all obligations of Tornado which expressly survive the termination of this Agreement.

15. Termination by Allied. If Tornado defaults in any of its obligations, Allied may give Tornado written notice and specify the default or defaults. If the default is based on Tornado's failure to pay any payment due under this Agreement, including any indemnity payment, if Tornado does not within thirty (30) days following Allied's delivery of the notice of default

deliver such payment to Allied, Allied may terminate this Agreement by written notice to Tornado. If the default is a nonmonetary default and within one hundred twenty (120) days Tornado has not cured such default or, with respect to defaults not capable of being cured in one hundred twenty (120) days, begun and diligently pursued efforts to cure such default, Allied may terminate this Agreement in respect of the Project or Projects for which the nonmonetary default has occurred delivering by written notice to Tornado. If Tornado disputes that any default has occurred, the matter shall be determined by litigation in a court of competent jurisdiction, and if the court finds Tornado is in default, Tornado shall have a reasonable time (which in any case shall not be less than sixty (60) days from receipt of notice of the judgment or order) to cure such default, and if so cured, Allied shall have no right to terminate this Agreement by reason of such default.

16. Force Majeure. Notwithstanding any other provision of this Agreement, the term of this Agreement shall be extended by the duration of any event of force majeure, and the obligations of Tornado under this Agreement, except Tornado's obligation to pay the costs of maintaining the condition of and title to the Property, shall be suspended and Tornado shall not be deemed in default or liable for damages or other remedies while Tornado is prevented from compliance with its obligations by force majeure. For purposes of this Agreement, force majeure shall include, but not be limited to, acts of God, the elements, riots, acts or failure to act on the part of federal or state agencies or courts, inability to obtain necessary approvals, consents, licenses and permits, inability to secure equipment, labor, materials or services (including drill rigs and qualified drill rig crews) or to obtain access to the Property, strikes, lockouts, damage to, destruction or unavoidable shutdown of necessary facilities, or any other matters (whether or not similar to those above mentioned) beyond Tornado's reasonable control; provided, however, that force majeure shall not include financial inability to perform. Tornado shall promptly notify Allied of the occurrence and of the termination of any force majeure event. On termination of the force majeure event, Tornado shall diligently and promptly re-commence performance of the obligations deferred or stayed as a result of the force majeure event.

17. Effect of Termination. Except as otherwise provided in this Agreement, in case of termination of this Agreement under its terms or for any cause other than as a consequence of Tornado and Allied's execution of an Operating Agreement for a Project, Tornado shall have no further liabilities or obligations in respect of the Project for which this Agreement is terminated or in respect of the Property, as applicable, except for those which have accrued as of the date of termination, those specified in Section 13 concerning indemnification and those in Section 14.

18. Change in Ownership of Property. Changes in the ownership of the Property occurring after execution of this Agreement shall not be binding upon Tornado until it receives written notice of such change, together with a copy of the recorded document which reflects such change. No change or division in the ownership of the Property shall operate to enlarge the obligations or diminish the rights of Tornado under this Agreement.

19. Notice. Any notices required or authorized to be given by this Agreement shall be in written form. Any notices required or authorized to be given by this Agreement may be sent by

registered or certified delivery, postage prepaid and return receipt requested, addressed to the proper party at the following address or such address as the party shall have designated to the other parties in accordance with this Section. Any notice required or authorized to be delivered by this Agreement shall be deemed to have been sufficiently delivered or served in written form if: (a) mailed in accordance with this Section; (b) personally delivered to the proper party; or (c) delivered by telex, telegraph, facsimile or other electronic transmission and actually received by such party. Delivery of notice shall be effective on the first business day after the party deposits the notice for mailing or delivers the notice by the other means authorized in this Section, as applicable.

If to Allied:	Allied Nevada Gold Holdings LLC 9604 Prototype Court Reno, NV 89521
If to Tornado:	Tornado Gold International Corp. 8600 Technology Way, Suite 118 Reno, NV 89521

20. Memorandum of Agreement. Concurrently on execution of this Agreement, Allied and Tornado will execute a release and termination of the memorandums of the Existing Agreements, in a form acceptable for recording under Nevada law. Allied and Tornado shall also execute a memorandum of this Agreement in form acceptable for recording under Nevada law.

21. Assignment. Subject to the provisions of this Section, either Allied or Tornado may assign its rights under this Agreement to an affiliate or subsidiary controlled or owned by Allied or Tornado (or their parent corporations), as applicable, or the parent corporation of Allied or Tornado, as applicable, in whole or in part, and this Agreement shall be binding upon and enure to the benefit of the parties, and their successors and assigns. If Tornado intends to transfer to a third party all or any part of its interest in the Property or in this Agreement, Tornado shall notify Allied. Tornado may not propose or attempt to transfer all or any part of its interest in the Property or in or under this Agreement as part of a "package deal", but may propose to transfer such interest only as a single-property transaction. Tornado's notice shall state all pertinent terms and conditions of the intended transfer, and shall be accompanied by a copy of the agreement, contract, offer or other instrument governing the terms of the transfer. If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the nonmonetary consideration and stated in terms of cash or currency). Allied shall have sixty (60) days from the date it receives Tornado's notice to notify Tornado that Allied elects to acquire the offered interest at the same price (or its monetary equivalent in cash or currency) and on the same terms and conditions as described in Tornado's notice. If Allied fails to deliver notice of its election within the time provided for in this Section, Tornado shall have the time prescribed in the notice to consummate the transaction to a third party at a price upon terms no less favorable than those described in the notice. If Tornado fails to consummate the transfer within the period described in the notice, the Allied's preferential right to acquire such offered

interest shall be deemed to be revived. Any subsequent proposal by Tornado to transfer its interest in the Property or in or under this Agreement shall be conducted in accordance with all of the procedures of this Section. Any attempted assignment by a party not in compliance with the foregoing requirements will be void and ineffective.

22. **Currency.** In this Agreement, dollar amounts are expressed in lawful currency of the United States of America.

23. **Relationship of the Parties.** Nothing contained in this Agreement shall be deemed to constitute either party the partner of the other, nor, except as otherwise expressly provided, to constitute either party the agent or legal representative of the other, nor to create any fiduciary relationship between them. It is not the intention of the parties to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. Neither party shall have any authority to act for or to assume any obligation or responsibility on behalf of the other party, except as otherwise expressly provided. It is the express purpose and intention of the parties that their ownership of the Property and the rights acquired shall be as tenants in common.

24. **Confidentiality.** Subject to the provisions of this Section, the existence and terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the parties and shall not be disclosed by a party to any third party or to the public without the prior written consent of the other party. If a party is required under applicable laws or regulations or the rules of any stock exchange or stock listing association applicable to such party as measured by the standards of materiality applicable to such party to disclose the existence of this Agreement or any information obtained in connection with the performance of this Agreement, such party shall notify the other party of the disclosure. If a party proposes to issue a press release concerning this Agreement or the parties' performance of their obligations under this Agreement, such party shall deliver a copy of the proposed press release to the other party who shall have forty-eight (48) hours during which to comment on the proposed press release.

25. **Governing Law and Dispute Resolution.** This Agreement, and the performance of the parties, shall be governed by the laws of the State of Nevada. The parties agree and submit to jurisdiction and venue of any action concerning construction of this Agreement or enforcement of any of the rights and obligations of the parties under this Agreement in the Second Judicial District Court, Washoe County, Reno, Nevada.

26. **Termination and Release of Surrendered Agreements**. Concurrently with the parties' execution of this Agreement, Tornado shall execute and deliver to Allied instruments of termination and release of the Surrendered Agreements and Tornado shall quitclaim to Allied all of Tornado's right, title and interest in and to the Surrendered Agreements and the unpatented mining claims subject to the Surrendered Agreements. Tornado shall remain liable to Allied for any obligations under the Surrendered Agreements which accrued before Tornado's execution and delivery of the instruments of termination and release, except Tornado's obligation to pay

the minimum payments payable under the Surrendered Agreements, Allied agreeing that Tornado shall be released from its obligation to pay the accrued minimum payments due under the Surrendered Agreements.

Executed effective the Effective Date.

Allied Nevada Gold Holdings LLC

By ______________________
Scott A. Caldwell, President of Allied Nevada Gold Corporation, Manager

Tornado Gold International Corp.

By ______________________
Earl W. Abbott, President